Exhibit 12.1
GRANT PRIDECO, INC.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(in thousands, except ratio amounts)

	December 31,					Nine Months Ended
	2000	2001	2002	2003	2004	September 30, 2005
Earnings (a)	$(21,879)	$40,628	$24,315	$12,112	$101,746	$178,213
Less:
Undistributed equity earnings (b)	4,939	(3,019)	(10,746)	(14,127)	(6,525)	21,808
Minority Interest in Pretax Income	422	1,308	4,425	4,190	6,561	9,467
Plus:
Equity loss (b)	—	—	—	—	—	—
Interest Expense	17,005	27,067	27,040	43,871	41,889	24,378
Interest Component of Rent Expense	2,721	2,887	4,207	4,645	4,667	2,949

Adjusted Earnings	$(7,514)	$72,293	$61,883	$70,565	$148,266	$174,265

Fixed Charges:
Interest expense	17,005	27,067	27,040	43,871	41,889	24,378
Interest capitalized	363	—	—	—	—	—
Interest Component of Rent Expense	2,721	2,887	4,207	4,645	4,667	2,949

Total Fixed Charges	$20,089	$29,954	$31,247	$48,516	$46,556	$27,327

Ratio of Earnings to Fixed Charges (c)	—	2.4	2.0	1.5	3.2	6.4

(a)	Earnings before income tax, minority interest and cumulative effect of accounting change.
(b)	Equity earnings, net of dividends.
(c)	For the year ended December 31, 2000, earnings were insufficient to cover fixed charges in the amount of $27.6 million.